Filed Pursuant to Rule 424(b)(5)
Registration No. 333-106445

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 5, 2004

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 3, 2003

$100,000,000

                % Convertible Notes due May 15, 2024

         We will pay interest on the notes each May 15 and November 15. The first interest payment will be made on November 15, 2004. The notes mature on May 15, 2024. We may not redeem the notes before May 15, 2009. On or after May 15, 2009, we may, at our option, redeem the notes, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest up to but not including the date of redemption. The redemption price will be payable in cash. Holders may require us to repurchase all or part of their notes on May 15, 2009, May 15, 2014 and May 15, 2019, or upon a change of control of our company as described in this prospectus supplement, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest up to but not including the date of repurchase. The repurchase price will be payable in cash or, in certain circumstances, in common shares.

      The notes are convertible, at the option of the holder, into our common shares of beneficial interest at an initial conversion price of $           per share, subject to adjustment, under the following circumstances: (i) if the price of our common shares or the price of the notes reaches specified thresholds described in this prospectus supplement, (ii) if we call the notes for redemption, or (iii) upon the occurrence of specified business transactions described in this prospectus supplement. The initial conversion price is equivalent to a conversion rate of                      shares per $1,000 principal amount of notes.

      The notes will be unsecured and unsubordinated obligations of Capital Automotive REIT and will rank equally with all of Capital Automotive REIT’s other unsecured and unsubordinated debt, including the REIT’s 6.75% Monthly Income Notes due 2019. The notes will be structurally subordinated to all of the unsecured debt issued by our subsidiaries, including Capital Automotive L.P., our operating partnership. In addition, the notes will be subordinated to claims of each secured mortgage lender to any specific property that secures the lender’s mortgage.

      Our common shares are traded on the Nasdaq National Market under the symbol “CARS.” The last reported sale price on May 5, 2004 was $28.30 per share. There is no public market in the notes and we have not applied and do not intend to apply for the listing of the notes on any securities exchange or automated quotation system.

      The underwriter has a 30-day option to purchase a maximum of an additional $10,000,000 aggregate principal amount of notes to cover over-allotments.

      Investing in the notes involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement.

		Underwriting	Proceeds to
	Price to	Discounts and	Capital
	Public(1)	Commissions	Automotive

Per Note	$	$	$
Total	$	$	$

(1)	Plus accrued interest, if any, from May , 2004.

      Delivery of the notes in book-entry form only will be made on or about May      , 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

The date of this prospectus supplement is May      , 2004.

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TABLE OF CONTENTS

Prospectus Supplement

Prospectus

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

      References to “we,” “us” or “our” refer to Capital Automotive REIT or, if the context requires, Capital Automotive L.P., which we refer to as the “Partnership,” and our business and operations conducted through the Partnership and/or directly or indirectly owned subsidiaries. References to the “REIT” refer solely to Capital Automotive REIT. The REIT is the sole general partner of the Partnership and, as of March 31, 2004, owned approximately 81.8% of the common units of limited partnership interest in the Partnership, which we refer to as Units, as well as 100% of the Series A preferred units of limited partnership interest in the Partnership. Units of the Partnership held by limited partners (other than the REIT) are redeemable, at the option of the holder, for cash, or the REIT may assume the redemption obligations of the Partnership and acquire the Units in exchange for the REIT’s common shares on a one-for-one basis.

      In this prospectus supplement, we use the term “dealerships” to refer to franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses, which are the types of businesses that are operated on our properties. We also use the terms “dealer group,” “tenant” or “operators of dealerships” to refer to the persons and companies that lease our properties.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      Our prospectus supplement and the accompanying prospectus, including our documents incorporated herein by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Also, documents that we subsequently file with the Securities and Exchange Commission, or the SEC, and that are incorporated into this prospectus supplement and the accompanying prospectus by reference will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as “may,” “will,” “could,” “should,” “plans,” “intends,” “expects,” “believes,” “estimates,” “anticipates” and “continues.” In particular, the risk factors included and incorporated by reference in this prospectus supplement and the accompanying prospectus describe forward-looking information. The risk factors are not all-inclusive, particularly with respect to possible future events. Other parts of, or documents incorporated by reference into, our prospectus supplement and accompanying prospectus may also include forward-looking information. Many things can happen that can cause our actual results to be different than those described. We have included some of these factors under the section captioned “Risk Factors” on page S-11 of this prospectus supplement.

      Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements. We also make no promise to update any of the forward-looking statements, or to publicly release the results if we revise any of them. You should carefully review the risks and the risk factors described in the section captioned “Risk Factors” beginning on page S-11 of this prospectus supplement and incorporated into this prospectus supplement and the accompanying prospectus from our Current Report on Form 8-K/ A filed on March 12, 2004, as well as the other information in this prospectus supplement and the accompanying prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

      The following is only a summary. It should be read together with the more detailed information included elsewhere in this prospectus supplement and the accompanying prospectus. In addition, important information is incorporated by reference into this prospectus supplement and the accompanying prospectus. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriter’s over-allotment option is not exercised.

The Company

      Capital Automotive REIT is a self-administered and self-managed real estate company operating as a real estate investment trust, commonly referred to as a REIT, for federal income tax purposes. Our business and operations are conducted through Capital Automotive L.P., which we refer to as the Partnership, and/or through directly or indirectly owned subsidiaries. Capital Automotive REIT is the sole general partner of the Partnership and, as of March 31, 2004, owned approximately 81.8% of the common units of limited partnership interest in the Partnership, which we refer to as Units, as well as 100% of the Series A preferred units of limited partnership interest in the Partnership. Our executive officers are Thomas D. Eckert, President and Chief Executive Officer; David S. Kay, Senior Vice President, Chief Financial Officer and Treasurer; Jay M. Ferriero, Senior Vice President and Director of Acquisitions; John M. Weaver, Senior Vice President, Secretary and General Counsel and Lisa M. Clements, Vice President and Chief Accounting Officer.

      Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. Triple-net leases typically require the tenant to pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest metropolitan areas in the U.S. in terms of population. In addition, we provide facility improvement and expansion funding, construction financing and takeout commitments in certain circumstances. We believe that we are the only publicly-traded real estate company exclusively pursuing this strategy. The objective of our strategy is to achieve long-term, predictable and stable cash flow.

      As of March 31, 2004, we had invested more than $1.9 billion in 324 properties located in 31 states, consisting of approximately 2,356 acres of land and containing approximately 13.7 million square feet of buildings and improvements. Our tenants operate 448 motor vehicle franchises on our properties, representing 43 brands of motor vehicles, which include all of the top selling brands in the U.S.

      As of March 31, 2004, we had total mortgage debt outstanding of approximately $1.07 billion (consisting of $811.3 million of fixed rate and $259.9 million of variable rate debt), which was secured by 268 of our properties. In addition, we had approximately $4.4 million of unsecured debt and approximately $18.0 million outstanding on our revolving credit facilities. As of March 31, 2004, our debt to assets (calculated as total assets plus accumulated depreciation) ratio was approximately 55% and our debt to total market capitalization was approximately 40%. As of March 31, 2004, our total outstanding debt (including borrowings on our credit facilities) equaled approximately 57% of our total real estate investments and the ratio of the remaining weighted average term of our debt to the remaining weighted average term of our leases, which we refer to as our match-funded percentage, was 87%. As of March 31, 2004, our long-term debt had a weighted average remaining term of 10.3 years and our earliest meaningful long-term debt maturity is not until 2011.

      Our principal executive offices are located at 8270 Greensboro Drive, Suite 950, McLean, Virginia 22102, and our telephone number is (703) 288-3075. Our website address is www.capitalautomotive.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after they have been electronically with or furnished to the SEC.

Recent Developments

      Pending Litigation. We are engaged in litigation relating to the activities of Michael Burkitt, a former employee who currently serves as the President, Chief Executive Officer, and a member of the board of directors of Milestone Realty Trust, a Maryland corporation, which we refer to as Milestone. We filed a Motion for Judgment in the Circuit Court of Fairfax County, Virginia against Mr. Burkitt seeking injunctive relief, punitive damages and actual damages of $5,000,000 resulting from Mr. Burkitt’s alleged misappropriation of our trade secrets, breaches of his fiduciary duties to us, and his misstatements to third parties regarding his role and activities as an employee of ours.

      On April 2, 2004, Mr. Burkitt filed a Demurrer or, in the alternative, a Motion for a Bill of Particulars in the Virginia Circuit Court alleging that our complaint failed to state a cause of action or to plead facts supporting its claim. The court heard arguments relating to both the demurrer and the motion on April 23, 2004. The Court refused to dismiss that portion of our motion for judgment with respect to misappropriation of trade secrets, refused to grant Mr. Burkitt’s motion for a bill of particulars and, with respect to our claim of breach of fiduciary duty relating to trade secrets and misstatements following termination of employment, granted the demurrer, with leave for us to amend our motion. We have filed an amended motion for judgment addressing our breach of fiduciary duty claim.

      In addition, Milestone, together with three of its sponsors and investors, has filed suit against us in the District Court in Dallas County, Texas, seeking injunctive relief, actual damages of at least $150,000,000 and treble damages resulting from our alleged attempt to interfere with Milestone’s business relationships with potential investors and tenants and its efforts to raise capital. Discovery is proceeding. On April 6, 2004, the Dallas District Court issued a temporary restraining order, prohibiting us, our officers, employees, agents, and all other persons acting with us from contacting or attempting to contact, verbally or in writing, any representative of any entity that may be an investor or seller of real property to Milestone, for the purpose of disparaging Milestone, its officers and affiliates by untruthful statements and innuendoes or accusations. The order currently expires on May 21, 2004, but the parties anticipate the order will be extended by mutual agreement until completion of discovery, which is currently underway. We believe that the issuance of a temporary injunction to this effect will not affect our operations adversely. In connection with this suit, we and the plaintiffs engaged in mediation in Dallas, Texas, on April 19, 2004, which did not result in a settlement.

      It is difficult to forecast the outcome of this litigation. These matters are still in the preliminary stages, and we are in the process of evaluating our options for responding to the Texas petition.

      Although no assurance can be provided with respect to any litigation, we believe that the allegations in the Texas petition are without merit and that we have meritorious defenses to the claims made in the petition. We intend to defend ourselves vigorously, and management does not anticipate that the litigation will have a material adverse effect on our financial position or results of operations.

      Balance Sheet Restructuring. We recently have undertaken a restructuring of our balance sheet. During April 2004, we repaid the majority of our mortgage debt outstanding with Ford Motor Credit Corporation, or Ford, in an amount totaling approximately $215.8 million as of March 31, 2004, of which approximately $162.1 million was variable rate debt, with a weighted average spread over LIBOR of 226 basis points. The remaining $53.7 million was variable rate debt swapped to fixed rate bearing interest at approximately 7.6%. On April 1, 2004, we paid $1.4 million of principal related to this debt. The net proceeds used to repay the remaining debt were derived from the following sources.

•	April Common Share Offering. On April 2, 2004, we issued 1,000,000 common shares in an underwritten public offering at a price to the public of $35.15 per share. Of the total net proceeds, approximately $18.0 million was used to pay down amounts outstanding on our short-term credit facilities and approximately $17.0 million was used to pay off a portion of the debt outstanding with Ford.

•	April Notes Offering. On April 15, 2004, the REIT issued $125.0 million senior unsecured monthly income notes at par in an underwritten public offering and received net proceeds of approximately

$121.1 million. All of the net proceeds were used to pay off a portion of the debt outstanding with Ford. Interest on the 6.75% notes is payable monthly. The notes have a 15-year term and are redeemable at our option after five years at par. The notes are listed and trade on the American Stock Exchange (AMEX) under the symbol “CJM.” On March 18, 2004, which was the date we priced the notes, we entered into an interest rate swap arrangement with a third party to cause the interest rate on $100.0 million of the notes effectively to be at a floating rate of three-month LIBOR plus 162.4 basis points. We have structured the swap arrangement so that it is documented as a fair value hedge designated as highly effective at inception.

•	April Series B Preferred Share Offering. On April 27, 2004, we issued 2,500,000 8% Series B Cumulative Redeemable Preferred Shares in an underwritten public offering at a price to the public of $25.00 per share. On May 4, 2004, upon exercise of the underwriter’s over-allotment option, we issued an additional 100,000 Series B preferred shares at a price to the public of $25.00 per share. Of the total net proceeds, approximately $53.2 million was used to pay off a portion of the debt outstanding with Ford, as of March 31, 2004. The remaining net proceeds will be used to fund future acquisitions and for general corporate purposes. We may not redeem the Series B preferred shares prior to April 27, 2009, except as necessary to preserve our status as a real estate investment trust for federal income tax purposes. On or after April 27, 2009, we may, at our option, redeem the Series B preferred shares, in whole or, from time to time, in part, for $25.00 per Series B preferred share, payable in cash plus any accrued and unpaid dividends through the date of redemption. The Series B preferred shares are traded on the Nasdaq National Market under the symbol “CARSO.”

•	Approximately $23.1 million from borrowings on our short-term credit facilities and cash on hand was used to pay off a portion of the debt outstanding with Ford.

      Simultaneously, on April 1, 2004, we terminated our $60.0 million unsecured credit facility, which had prohibited the issuance of senior unsecured debt. As of March 31, 2004, the facility had no amounts outstanding and we expected it to remain principally unused until its expiration in March 2005.

      As a result of these transactions, we expect to incur a debt extinguishment charge totaling approximately $5.1 million, or $0.11 per share, to both funds from operations (FFO) available to common shareholders and net income available to common shareholders. See “Selected Consolidated Financial Data” for a definition of FFO and a reconciliation of FFO to its most directly comparable GAAP measure, net income. The debt extinguishment charge will be recorded in the second quarter of 2004 and will consist of the write-off of deferred loan fees totaling approximately $950,000 and swap breakage fees totaling approximately $4.1 million related to the pay-off of variable rate debt with Ford that had been swapped to a fixed rate.

THE OFFERING

      The following is a brief summary of certain terms of the notes. For a more complete description of the terms of the notes, see “Description of Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer	Capital Automotive REIT

Notes Offered	$100,000,000 aggregate principal amount of % Convertible notes due 2024 (plus up to an additional $10,000,000 aggregate principal amount of notes issuable upon exercise of the underwriter’s over-allotment option).

Maturity of Notes	Unless redeemed prior to maturity as described below, the notes will mature on May 15, 2024.

Interest	The notes will bear interest at an annual rate of %. Interest is payable on May 15 and November 15, commencing November 15, 2004.

Conversion	The notes are convertible at the option of the holder, into our common shares of beneficial interest at an initial conversion price of $ per share, subject to adjustment for certain events. The initial conversion price is equivalent to a conversion rate of shares per $1,000 principal amount of notes. Holders may surrender their notes for conversion if any of the following conditions is satisfied:

• on any business day if the average of the closing prices of our common shares for the immediately preceding 30 consecutive trading day period is more than 110% of the average conversion price per common share during such 30 trading day period;

• during the five business day period after any five consecutive trading day period if the average of the sale prices of the notes for such five consecutive trading day period is less than 94% of the average conversion value of the notes during that period, which conversion value is equal to the product of the last reported sale price of our common shares on a given day multiplied by the then current conversion rate, which is the number of common shares into which each note is them convertible; provided, that on or after May 15, 2019 upon such conversion, a holder may receive common shares based on a principal value conversion (as defined herein) under certain circumstances;

• if we have called the notes for redemption; or

• upon the occurrence of specified business transactions described in this prospectus supplement under “Description of Notes — Conversion Rights — Conversion Upon Specified Business Transactions.”

Ranking	The notes will be unsecured and unsubordinated obligations of the REIT and will rank equally with all of the REIT’s other unsecured and unsubordinated debt, including the REIT’s 6.75% Monthly Income Notes due 2019. The notes will be structurally subordinated to all of the unsecured debt issued by the Partnership and its subsidiaries. In addition, the notes will be subordinated to claims of each secured mortgage lender to any specific property that secures the lender’s mortgage.

Sinking Fund	None.

Optional Redemption	On or after May 15, 2009, we may, at our option, redeem the notes, for cash, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest up to but not including the date of redemption.

Purchase of the Notes at the Option of the Holder	Holders may require us to repurchase all or part of their notes on May 15, 2009, May 15, 2014 and May 15, 2019 at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest up to but not including the date of repurchase. The repurchase price will be payable in cash or, upon the occurrence of an Accounting Event, as defined herein, in common shares.

Change in Control	Upon a change in control of our company, each holder may require us to repurchase all or a portion of the holder’s notes for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest up to but not including the date of repurchase. The repurchase price will be payable in cash or, upon the occurrence of an Accounting Event, as defined herein, in common shares.

Restriction on Senior Indebtedness	As long as the notes are outstanding, we have agreed that, other than (i) debt payable to the REIT and (ii) outstanding unsecured debt payable to third parties in the amount of $4.4 million, or any refinancing thereof, neither the Partnership nor its subsidiaries will issue unsecured debt or guarantee unsecured debt, unless the notes will rank pari passu, or equally, with such debt. In addition, the Partnership will not issue preferred units of partnership interest in the Partnership, other than to the REIT, unless the notes will rank senior to the preferred units.

Use of Proceeds	The net proceeds to the REIT from this offering are estimated to be $96.8 million after deducting the underwriting discount and other estimated expenses of this offering. We expect to use approximately $92.0 million of the net proceeds to repay certain outstanding mortgage debt outstanding as of March 31, 2004 and approximately $2.2 million of the net proceeds for related prepayment penalties. The remainder of the net proceeds will be used to repay borrowings under our short-term credit facilities, to fund future property acquisitions, for general corporate purposes or to invest in short-term, income-producing investments.

Form	The notes will be issued and maintained in book-entry form registered in the name of the nominee of The Depositary Trust Company except under limited circumstances.

Trading	We have not applied and do not intend to apply for the listing of the notes on any securities exchange or automated quotation system. Our common shares are traded on the Nasdaq National Market under the symbol “CARS.”

Risk Factors	See “Risk Factors” beginning on page S-11 of this prospectus supplement and other information contained or incorporated by reference herein for a discussion of factors you should carefully consider before deciding to invest in our notes.

RISK FACTORS

      An investment in the notes involves a significant degree of risk. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the additional risk factors included in our Current Report on Form 8-K/A filed with the SEC on March 12, 2004, before you decide to purchase the notes. The risk factors are not all-inclusive, particularly with respect to possible future events. Many things can happen that can cause our actual results to be different than those described. If any of those risks actually occur, our business’s financial condition and operating results could be materially adversely affected. This section contains forward-looking statements.

The notes are structurally subordinated to the claims of creditors of the Partnership and its subsidiaries and of the holders of any outstanding preferred equity issued by them.

      We conduct all of our business and operations through the Partnership and/or its directly or indirectly owned subsidiaries. As a result, all of our assets are held by the Partnership and its subsidiaries. The notes will be structurally subordinated in right of payment to all the existing and future liabilities of the Partnership and its subsidiaries and to any preferred equity that any of them have outstanding. As a result, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to the Partnership or any of its subsidiaries, the holders of any debt or preferred equity of that entity will be entitled to obtain payment of that debt, and to any liquidation preference on preferred equity, from the assets of that entity before the holders of any of our general unsecured obligations, including the notes, will have the right to obtain payment from the assets of that entity. At March 31, 2004, after giving effect to the transactions described under “Summary — Recent Developments — Balance Sheet Restructuring,” this offering and the application of the net proceeds, the Partnership and its subsidiaries would have had $787.7 million of debt outstanding (excluding debt owed to the REIT), all of which was senior to the notes. In addition, at March 31, 2004, after giving effect to the transactions described under “Summary — Recent Developments — Balance Sheet Restructuring,” this offering and the application of the net proceeds, the Partnership and its subsidiaries would have had $422.1 million of debt payable to the REIT and preferred units held by the REIT, $33.3 million of which represents other inter-company debt that does not correspond to notes or preferred shares issued to third parties by the REIT.

The notes are unsecured and are subordinated to our secured debt.

      Because the notes will be unsecured, they will be subordinated to any of our consolidated secured debt to the extent of the value of the assets securing the debt. The indenture permits us and our subsidiaries to incur additional secured debt, provided that certain conditions are satisfied. Consequently, in the event of our bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the holders of any secured debt will be entitled to proceed against the collateral that secures the secured debt prior to that collateral being available for satisfaction of any amounts owed under the notes. At March 31, 2004, after giving effect to the transactions described under “Summary — Recent Developments — Balance Sheet Restructuring,” this offering and the application of the net proceeds, we would have had approximately $783.3 million of consolidated secured debt outstanding, all of which was senior to the notes.

There is no established trading market for our notes, and the trading price of our notes may fluctuate significantly.

      The notes are a new issue of securities with no established trading market. We have not applied and do not intend to apply for the listing of the notes on any securities exchange or automated quotation system. A number of factors may adversely influence the price of the notes in public markets, many of which are beyond our control. In particular, the trading price of the notes is likely to be sensitive to the level of interest rates generally. If interest rates rise in general, the trading price of the notes may decline to reflect the additional yield requirements of the purchasers. Conversely, a decline in interest rates may increase the trading price of the notes, although any increase will be moderated by the Company’s ability to call the notes at any time on or after May 15, 2009. In addition, market perceptions about our creditworthiness may influence the price of the notes. An active trading market for the notes may not develop. As a result, investors who desire to liquidate substantial holdings at a single point in time may find that they are unable to dispose of their notes in the market without causing a substantial decline in the market price of the notes.

The trading prices of the notes will be significantly affected by the trading prices of our common shares.

      We expect that the trading prices of the notes in the secondary market will be significantly affected by the trading prices of our common shares, the general level of interest rates and our credit quality. This may result in greater volatility in the trading prices of the notes than would be expected for nonconvertible debt securities. It is impossible to predict whether the price of our common shares will rise or fall. Trading prices of our common shares will be influenced by our operating results and prospects and by economic, financial, regulatory and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common shares by us in the market after the offering of the notes, or the perception that such sales may occur, could affect the price of our common shares.

The conditional conversion feature of the notes could result in you not being able to receive the value of the common shares into which a note is convertible.

      The notes are convertible into common shares only if specified conditions are met, such as if on any business day the average closing price of our common stock for the immediately preceding 30 consecutive trading day period is more than 110% of the average of the effective conversion prices of our common shares during such 30 trading day period. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the shares into which the notes would otherwise be convertible.

We may not be able to raise the funds necessary to finance a change in control purchase or a purchase at the option of the holder.

      On May 15, 2009, May 15, 2014 and May 15, 2019 and upon the occurrence of specific kinds of change in control events, holders of notes may require us to purchase their notes in cash or, if an Accounting Event shall have occurred, in common shares. However, it is possible that we would not have sufficient funds at that time to make the required purchase of notes. In addition, restrictions in our other debt may not allow us to purchase the notes. Our failure to purchase the notes when required would result in an event of default with respect to the notes. In addition, if a holder requires us to purchase all or a portion of its notes and we elect to deliver our common shares in satisfaction of our obligation but fail to deliver such common shares, and we then become the subject of a bankruptcy proceeding, a holder may not be able to rescind its notice obligating us to purchase all or a portion of its notes, and a holder’s claim may be subordinated to all our existing and future obligations. Furthermore, it is unclear how such a subordinated claim would be valued. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture.

A holder of notes will not be entitled to any rights with respect to our common shares, but will be subject to all changes made with respect to our common shares.

      A holder of notes will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares), but will be subject to all changes affecting the common shares. A holder of notes will have rights with respect to our common shares only if and when common shares are delivered to such holder upon conversion and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our declaration of trust or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the common shares upon conversion, a holder of notes will not be entitled to vote on the amendment, although the holder will nevertheless be subject to any changes in the powers, preferences or special rights of our common shares.

The change in control purchase feature of the notes may delay or prevent an otherwise beneficial takeover attempt of our company.

      The terms of the notes require us to purchase the notes for cash or, in certain circumstances, common shares in the event of specific kinds of change in control events. A takeover of our company would trigger the requirement that we purchase the notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

Some holders of notes may be unable to convert all or a portion of their notes.

      The Internal Revenue Code of 1986, as amended, which we refer to as the Code, imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding shares of capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code). To protect our REIT status, our declaration of trust prohibits any one shareholder from owning (actually or constructively) more than 9.9% of our outstanding common shares. For this purpose, a holder of notes will be treated as owning the common shares into which the notes could be converted. If, upon conversion, a shareholder constructively owns in excess of 9.9% of our outstanding common shares, the acquisition upon conversion of that portion of the shares that makes the holder exceed the 9.9% ownership limit would be void. As a result, such holder may not be able to obtain the full benefit of the notes.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following information is unaudited and was derived from our consolidated financial statements. The information is only a summary and does not provide all of the information contained in our consolidated financial statements, including the related notes, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative and Qualitative Disclosures about Market Risk, which are included in our Annual Report on Form 10-K for the year ended December 31, 2003. Information as of and for the three months ended March 31, 2004 does not purport to be indicative of our financial condition or results of operations to be expected as of and for the year ending December 31, 2004.

	For the
	Three Months
	Ended
	March 31,		For the Year Ended December 31,
(In thousands, except per share data)
	2004	2003	2003	2002	2001	2000	1999

Operating Data:
Total revenue	$48,580	$39,609	$170,980	$142,238	$117,286	$102,303	$75,873
Depreciation and amortization expense	8,804	7,254	31,122	26,297	21,360	17,565	15,347
General and administrative expense	2,741	2,233	9,991	8,475	7,114	6,592	6,781
Interest expense	17,230	15,043	64,813	50,652	46,750	42,172	24,541
Income from continuing operations before minority interest	19,805	15,079	65,054	56,814	42,062	35,974	29,204
Minority interest(1)	(3,335)	(3,479)	(13,647)	(13,412)	(10,914)	(10,280)	(7,473)
Income from continuing operations	16,470	11,600	51,407	43,402	31,148	25,694	21,731
Total income from discontinued operations, net of minority interest(2)	2,076	336	229	427	229	118	—
Net income	18,546	11,936	51,636	43,829	31,377	25,812	21,731
Preferred share dividends	(1,852)	—	(411)	—	—	—	—
Net income available to common shareholders	$16,694	$11,936	$51,225	$43,829	$31,377	$25,812	$21,731
Weighted average number of common shares outstanding — diluted	34,673	29,205	31,717	28,589	24,450	21,113	21,629
Diluted earnings per common share:
Income from continuing operations	$0.42	$0.40	$1.62	$1.53	$1.29	$1.22	$1.01
Net income	$0.48	$0.41	$1.62	$1.55	$1.30	$1.22	$1.01
Other Data:
Funds from operations available to common shareholders(3)	$28,138	$22,877	$95,913	$83,427	$63,631	$53,455	$44,205
Weighted average number of common shares and units outstanding — diluted	42,447	37,691	39,981	37,096	32,726	29,476	28,796
Diluted FFO per common share	$0.66	$0.61	$2.40	$2.25	$1.94	$1.81	$1.54
Annual dividend per common share(4)	—	—	$1.65	$1.60	$1.55	$1.50	$1.38
Properties owned as of end of period	324	295	331	292	260	244	230

	As of March 31,		As of December 31,
(In thousands)
	2004	2003	2003	2002	2001	2000	1999

Balance Sheet Data:
Real estate before accumulated depreciation	$1,918,098	$1,590,111	$1,874,810	$1,574,153	$1,229,694	$1,037,870	$935,525
Total real estate investments, at cost	$1,929,006	$1,590,111	$1,905,327	$1,574,153	$1,229,694	$1,037,870	$935,525
Total assets	$1,882,110	$1,567,899	$1,861,585	$1,542,470	$1,199,700	$1,021,589	$942,559
Mortgage debt	$1,071,182	$1,029,112	$1,066,084	$898,733	$637,656	$571,519	$501,510
Borrowings under credit facilities	$18,009	$2	$75,009	$111,096	$63,508	$14,200	—
Unsecured debt	$4,375	—	$4,425	—	—	—	—
Total other liabilities	$43,361	$37,744	$34,341	$35,970	$21,630	$30,109	$26,066
Minority interest	$117,544	$114,606	$112,452	$116,048	$110,885	$115,728	$115,384
Total shareholders’ equity	$627,639	$386,435	$569,274	$380,623	$366,021	$290,033	$299,599

(1)	Minority interest represents income attributable to the Units of the Partnership owned by limited partners (other than us) of the Partnership.

(2)	Beginning in 2002, Statement of Financial Accounting Standards, commonly referred to as SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” requires that gains and losses from dispositions of properties and all operating earnings from these properties be reported as “discontinued operations.” This also requires that all past earnings applicable to a property disposed of subsequent to January 1, 2002 be reported as “discontinued operations.” As a result, previously reported “income from continuing operations” will be updated each time a property is sold. This requirement is for presentation only and has no impact on net income.

(3)	Funds from Operations, commonly referred to as FFO, is a non-GAAP financial measure. The National Association of Real Estate Investment Trusts (NAREIT) developed FFO as a relative non-GAAP financial measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under generally accepted accounting principles (GAAP). FFO, as defined under the revised definition adopted in April 2002 by NAREIT and as presented by the Company, is net income (computed in accordance with GAAP) plus depreciation and amortization of assets unique to the real estate industry, plus minority interest related to income from continuing operations and income from discontinued operations, and excluding gains from sales of property, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of our performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of the real estate assets diminishes predictably over time, and because industry analysts have accepted it as a performance measure.

The following is a reconciliation of FFO, FFO available to common shareholders and FFO per common share to their most directly comparable GAAP measures, net income and net income per common share, for each of the periods presented:

	For the Three
	Months Ended
	March 31,		For the Year Ended December 31,
(In thousands, except per share data)
	2004	2003	2003	2002	2001	2000	1999

Reconciliation of FFO to Net Income:
Net income	$18,546	$11,936	$51,636	$43,829	$31,377	$25,812	$21,731
Adjustments:
Add: Real estate depreciation and amortization	8,805	7,407	31,050	26,344	21,477	17,626	15,246
Add: Minority interest related to income from continuing operations and income from discontinued operations	3,592	3,569	13,696	13,476	10,995	10,328	7,473
Less: Gain on sale of real estate	(953)	(35)	(58)	(222)	(218)	(311)	(245)
FFO	$29,990	$22,877	$96,324	$83,427	$63,631	$53,455	$44,205
Less: Preferred share dividends	(1,852)	—	(411)	—	—	—	—
FFO available to common shareholders	$28,138	$22,877	$95,913	$83,427	$63,631	$53,455	$44,205
Weighted average number of common shares outstanding — diluted	34,673	29,205	31,717	28,589	24,450	21,113	21,629
Weighted average number of common shares and units outstanding — diluted	42,447	37,691	39,981	37,096	32,726	29,476	28,796
Diluted FFO per common share	$0.66	$0.61	$2.40	$2.25	$1.94	$1.81	$1.54
Diluted income per common share	$0.48	$0.41	$1.62	$1.55	$1.30	$1.22	$1.01

(4)	2003 annual dividend per common share represents first, second and third quarter dividends totaling $1.2335 declared during 2003 and fourth quarter dividend totaling $0.4165 declared on January 20, 2004. 2002 annual dividend per common share represents first, second and third quarter dividends totaling $1.1935 declared during 2002 and fourth quarter dividend totaling $0.4065 declared on January 21, 2003. 2001 annual dividend per common share represents first, second and third quarter dividends totaling $1.161 declared during 2001 and fourth quarter dividend totaling $0.389 declared on January 22, 2002.

USE OF PROCEEDS

      The net proceeds to the REIT from the sale of the notes offered by this prospectus supplement, after deducting the underwriting discount and other estimated expenses of this offering, are estimated to be $96.8 million (approximately $106.5 million if the underwriter’s over-allotment option is exercised in full). We intend to use the net proceeds to repay $92.0 million of certain fixed rate mortgage debt outstanding as of March 31, 2004 and to pay approximately $2.2 million of related prepayment penalties. The remainder of the net proceeds will be used to repay borrowings under our short-term credit facilities, to fund future property acquisitions, for general corporate purposes or to invest in short-term, income-producing investments.

      The debt to be repaid has an effective interest rate (including deferred loan fees amortized over the life of the loan) of 7.84% per year. The debt bears interest at 7.54% per year payable quarterly and matures in July 2011. The debt to be repaid was initially incurred to fund property acquisitions or to repay amounts outstanding under our revolving credit facilities, which amounts were used to fund property acquisitions.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth our historical consolidated ratios of earnings to fixed charges for the periods shown:

	Three Months
	Ended March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges	1.94x	2.00x	1.99x	2.12x	1.90x	1.85x	2.19x

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations before minority interest and fixed charges reduced by preferred dividends of consolidated subsidiaries. Fixed charges consist of interest expense and preferred dividends of consolidated subsidiaries.

PRICE RANGE OF COMMON SHARES

      Our common shares have traded on the Nasdaq National Market under the symbol “CARS” since February 13, 1998 (the date of our initial public offering). Listed below are the high and low sales prices of our common shares as reported on the Nasdaq National Market and the distributions declared for each of the periods indicated:

	Price per Share		Distributions
			Declared
	High	Low	per Share

2004
Second quarter (through May 5)	$35.70	$28.02	$—
First quarter	$36.22	$31.63	$0.4200
2003
Fourth quarter	$33.00	$30.16	$0.4165
Third quarter	$30.87	$27.43	$0.4140
Second quarter	$28.96	$24.95	$0.4110
First quarter	$25.35	$22.50	$0.4085
2002
Fourth quarter	$25.35	$22.37	$0.4065
Third quarter	$25.71	$17.60	$0.4020
Second quarter	$25.00	$21.69	$0.3980
First quarter	$23.45	$19.35	$0.3935

      On May 5, 2004, the last reported sale price of our common shares on the Nasdaq National Market was $28.30 per share.

CAPITALIZATION

      The following table sets forth our unaudited historical capitalization as of March 31, 2004:

•	on an actual basis;

•	as adjusted to show, as if these transactions had occurred on March 31, 2004, the effects of our balance sheet restructuring described under “Summary — Recent Developments — Balance Sheet Restructuring;” and

•	as adjusted to show, as if these transactions had occurred on March 31, 2004, the effects of our balance sheet restructuring described under “Summary — Recent Developments — Balance Sheet Restructuring” and this offering (assuming no exercise of the underwriter’s over-allotment option) and the application of the estimated net proceeds as described under “Use of Proceeds.”

      The following table does not include                       common shares reserved for issuance upon conversion of the notes. In addition, the table excludes a debt extinguishment charge of $5.1 million related to the balance sheet restructuring described under “Summary — Recent Developments — Balance Sheet Restructuring” and a debt extinguishment charge of $3.8 million, of which $2.2 million represents prepayment penalties and $1.6 million represents deferred loan fees, related to this offering and the application of the estimated net proceeds as described under “Use of Proceeds.”

	As of March 31, 2004

			As Adjusted
		As Adjusted	for this
		for	Offering and
		Balance Sheet	Balance Sheet
	Actual	Restructuring	Restructuring

	(Dollars in thousands)
Debt:
Mortgage debt	$1,071,182	$855,333	$763,292
Unsecured debt	4,375	129,375	129,375
% Convertible Notes due 2024	—	—	100,000
Borrowings under credit facilities	18,009	20,010	20,010

Total debt	1,093,566	1,004,718	1,012,677
Minority Interest	117,544	121,890	121,890
Shareholders’ Equity:
Preferred Shares, par value $.01 per share, 20 million shares authorized:
7 1/2% Series A Cumulative Redeemable Preferred Shares, 3,950,000 shares issued and outstanding historical and as adjusted	40	40	40
8% Series B Cumulative Redeemable Preferred Shares, no shares issued or outstanding historical; 2,600,000 shares issued and outstanding as adjusted	—	26	26
Common Shares, par value $.01 per share, 100 million shares authorized, 35,187,392 shares issued and outstanding historical, 36,187,392 shares issued and outstanding as adjusted	352	362	362
Additional paid-in capital	663,838	757,489	757,489
Deferred compensation	(4,934)	(4,934)	(4,934)
Accumulated other comprehensive loss	(18,012)	(11,437)	(11,437)
Distributions in excess of accumulated earnings	(13,645)	(13,645)	(13,645)

Total shareholders’ equity	627,639	727,901	727,901

Total capitalization	$1,838,749	$1,854,509	$1,862,468

DESCRIPTION OF NOTES

      The following description of the terms and provisions of the notes offered hereby does not purport to be complete and is qualified in its entirety by reference to the indenture and the notes, each of which is available as described in the “Where You Can Find More Information” section beginning on page S-41 of this prospectus supplement. This description of the particular terms of the notes supplements the description of the general terms and provisions of debt securities set forth in the accompanying prospectus under the caption “Description of Debt Securities.” Certain terms used in this prospectus supplement are defined in that section of the accompanying prospectus.

General

      The notes issued by the REIT will be $100,000,000 in aggregate principal amount ($110,000,000 if the underwriter’s over-allotment option is exercised in full). The notes will mature on May 15, 2024. The notes will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, the City of New York. The notes will be issued in denominations of $1,000 and integral multiples thereof. The notes are convertible, subject to the conditions described under “— Conversion of Notes,” into our common shares as described below under “— Conversion of Notes.”

      The notes are to be issued as a separate series of debt securities under the indenture, dated as of April 15, 2004, by and between the REIT and Wells Fargo Bank, National Association, whom we refer to as the trustee. The trustee’s address and telephone number is 213 Court Street, Suite 703, Middletown, CT 06047, (860) 704-6217. This indenture has been filed as an exhibit to the registration statement of which this prospectus supplement forms a part.

Ranking

      The notes will be unsecured and unsubordinated obligations of Capital Automotive REIT and will rank equally with all of Capital Automotive REIT’s other unsecured and unsubordinated debt, including the REIT’s 6.75% Monthly Income Notes due 2019. The notes will be structurally subordinated to all of the unsecured debt issued by our subsidiaries, including Capital Automotive L.P., our operating partnership. In addition, the notes will be subordinated to claims of each secured mortgage lender to any specific property that secures the lender’s mortgage.

Interest

      Interest on the notes will accrue at a rate of           % per annum. Interest will be payable semiannually in arrears on May 15 and November 15, commencing on November 15, 2004 to holders of record. The record dates for the payment of interest will be April 30 and October 31 immediately preceding the relevant interest payment date. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. We will calculate interest on the basis of a 360-day year composed of twelve 30-day months. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2,000,000 will be paid by wire transfer in immediately available funds at its election.

      We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

      Interest will cease to accrue on a note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a note that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

Conversion of Notes

      General. Subject to the conditions and during the periods and under the circumstances described below, holders may surrender the notes for conversion into our common shares at a conversion price of approximately $          per share, which is equivalent to a conversion rate of                     shares per $1,000 principal amount of notes. The conversion rate and the equivalent conversion price in effect at any given time are referred to in this prospectus supplement as the “conversion rate” and the “effective conversion price,” respectively, and will be subject to adjustment as described below under “— Conversion Rate Adjustments.”

      Holders may surrender their notes for conversion into our common shares at the applicable conversion rate prior to the stated maturity of the notes under any of the following circumstances:

•	on any business day if the average of the closing prices of our common shares for the immediately preceding 30 consecutive trading day period is more than 110% of the average effective conversion price per common share during such 30 trading day period;

•	during the five business day period after any five consecutive trading day period if the average of the sale prices of the notes for such five consecutive trading day period is less than 94% of the average of the conversion values of the notes during that period, subject to certain limitations;

•	if we have called the notes for redemption; or

•	if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

      Under our declaration of trust, subject to limited exceptions, no person or persons acting as a group may own more than 9.9% of our outstanding common shares. See “Description of Shares of Beneficial Interest — Restrictions on Ownership and Transfer” in the accompanying prospectus. For this purpose, a holder of notes will be treated as owning the common shares into which the notes could be converted.

      Conversion Upon Satisfaction of Market Price Condition. Holders may surrender notes for conversion into our common shares on any business day if the average closing prices of our common shares on the Nasdaq National Market, or if the shares are not then quoted on the Nasdaq National Market, such other principal national securities exchange on which our common shares are listed, for the immediately preceding 30 consecutive trading day period is more than 110% of the average effective conversion price per common share during such 30 trading day period.

      The “closing price” of our common shares on any date means the closing per share sale price (or if no closing per share sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported by the Nasdaq National Market or, if our common shares are not quoted on the Nasdaq National Market, as reported by the principal U.S. exchange or quotation system on which our common shares are then listed or quoted. If our common shares are not listed for trading on a principal U.S. exchange or automated quotation system, the “closing price” will be the average of the midpoint of the last bid and ask prices for our common shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

      Conversion Based on Trading Price of the Notes. If during any five consecutive trading day period, the average of the sale prices (defined below) for the notes for that five consecutive trading day period was less than 94% of the average of the conversion values (defined below) for the notes during that period, a holder may surrender notes for conversion at any time during the following five business days; provided, however, that if on the date of any conversion pursuant to the sale price condition described in this paragraph that is on or after May 15, 2019, the closing price of our common shares on the trading day before the conversion date is greater than 100% of the effective conversion price and less than 110% of the effective conversion price, then holders surrendering notes for conversion will receive, at our option, in lieu of our common shares based on the then applicable conversion rate, cash or common shares with a value equal to the principal amount of the notes being converted, which we refer to as a principal value conversion. Common shares delivered upon a principal value conversion will be valued at the closing price on the conversion date. We will deliver common shares upon a principal value conversion no later than the third business day following the determination of the closing price.

      The conversion agent will determine whether the notes are convertible pursuant to the foregoing trading price condition only after being requested to do so by us. We will have no obligations to make that request unless a holder of the notes provides us with reasonable evidence that the foregoing trading price condition has been satisfied. If a holder provides such evidence, we will instruct the conversion agent to determine the sale prices and conversion values for the applicable period.

      We define “sale price” in the indenture to mean, on any date of the determination, the average of the secondary bid quotations per note obtained by the conversion agent for $5,000,000 aggregate principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided, that if at least three such bids cannot reasonably be obtained, but two such bids can reasonably be obtained, then the average of these two bids shall be used; provided, further, that if at least two such bids cannot reasonably be obtained, but one such bid can reasonably be obtained, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer, or in the our reasonable judgment the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be deemed to be less than 94% of the conversion values for the notes during that period.

      We define the “conversion value” of a note in the indenture to mean the product of the closing price of our common shares on any date of determination multiplied by the conversion rate of the note in effect on that date, which is the number of common shares into which the note is convertible.

      Conversion Upon Notice of Redemption. A holder may surrender for conversion a note called for redemption at any time prior to close of business on the business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or notice of its exercise of its option to require us to repurchase such holder’s notes upon the occurrence of a change in control (defined below) with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

      Conversion Upon Specified Business Transactions. If we elect to distribute to all holders of our common shares:

•	certain rights or warrants entitling them to subscribe for or purchase, for a period expiring within 60 days, our common shares at less than the current market price (as defined in the indenture) on the record date for such issuance, or

•	cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (1) or (2) of the description of the adjustments to the conversion rate under “— Conversion Adjustments” below), which distribution has a per share value exceeding 10% of the market price of our common shares as of the trading day immediately preceding the declaration date for such distribution;

we must notify the holders of the notes at least 20 days prior to the ex-dividend date for such distribution.

      Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place. No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate in the distribution without conversion.

      In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common shares would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common shares are converted into cash, securities or other property, then at the effective time of the transaction, the right to convert notes into our common shares will be changed into a right to convert the notes into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its notes immediately prior to the transaction. If the transaction also constitutes a “change in control,” the holder can require us to purchase all or a portion of its notes as described under “— Change of Control Requires Purchase by Us at the Option of the Holder.”

      Conversion Procedures. Delivery of our common shares upon conversion in accordance with the terms of the notes will be deemed to satisfy our obligation to pay the principal amount of the notes, including any accrued and unpaid interest. Accrued interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion price to account for accrued interest or additional interest.

•	The right of the conversion attaching to any note may be exercised by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of the Depositary Trust Company (DTC). If you would like to convert your notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting these requests.

      The conversion date shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met. A holder delivering a note for conversion will be required to pay any taxes or duties payable in respect of the issue or delivery of our common shares upon conversion in a name other than that of the holder.

      A holder may convert fewer than all of such holder’s notes so long as the notes converted are in integral multiples of $1,000 principal amount. In lieu of issuing fractional common shares upon conversion of notes, we will pay cash for the fractional amount based upon the closing price of the common shares on the last trading day prior to the date of conversion.

      If a holder surrenders notes for conversion during the period after any interest record date and prior to the corresponding interest payment date, the holder must pay us the interest payable on those notes, unless they have been called for redemption on a redemption date within the period or on the interest payment date. If the notes are called for redemption or are subject to purchase following a change in control, a holder’s conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, or such earlier date as the notes are presented for redemption for purchase, unless we default in the payment of the redemption price or purchase price, in which case a holder’s conversion right will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. If a holder has submitted notes for purchase upon a change in control, the holder may only convert its notes if the holder withdraws its election in accordance with the indenture.

      Conversion Rate Adjustments. The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes will otherwise participate in any of the transactions described below without conversion:

      (1) If we issue common shares as a dividend or distribution on our common shares, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’ = CR o ×	OS’ OS o

      where:

      CRo = the conversion rate in effect immediately prior to such event

      CR’ = the conversion rate in effect immediately after such event

      OSo = the number of common shares outstanding immediately prior to such event

      OS’ = the number of common shares outstanding immediately after such event

      (2) If we issue to all or substantially all holders of our common shares any rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common shares, or securities convertible into our common shares, at a price per share or a conversion price per share less than the closing price of our common shares on the business day immediately preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR’ = CR o ×	OS o + X OS o + Y

      where:

      CRo = the conversion rate in effect immediately prior to such event

      CR’ = the conversion rate in effect immediately after such event

      OSo = the number of common shares outstanding immediately prior to such event

      X = the total number of common shares issuable pursuant to such rights

Y =	the number of common shares equal to the aggregate price payable to exercise such rights divided by the average closing price of our common shares for the five consecutive trading day period prior to the date on which common shares traded on such date settles regular-way on the record date for the issuance of such rights

      (3) If we distribute shares of our capital stock, evidences of our indebtedness, an extraordinary cash dividend or other assets or property of ours to all or substantially all holders of our common shares, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (2) above;

•	regular cash dividends or distributions in cash referred to in clause (4) below; and

•	distributions of rights to all holders of common shares pursuant to any shareholder rights plan we may adopt in the future,

      then the conversion rate will be adjusted based on the following formula:

CR’ = CR o ×	SP o SP o - FMV

      where:

      CRo = the conversion rate in effect immediately prior to such distribution

      CR’ = the conversion rate in effect immediately after such distribution

SPo =	the average closing price per common share for the five consecutive trading day period prior to the date on which common shares traded on such date settles regular-way on the record date for such distribution

FMV =	the fair market value (as determined by our Board of Trustees) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding common share on the record date for such distribution

      (4) If we make regular cash dividends to all or substantially all holders of our common shares in excess of $0.42 per share in any fiscal quarterly period, the conversion rate will be adjusted based on the following formula:

CR’ = CR o ×	SP o SP o - (C - $0.42)

      where:

      CRo = the conversion rate in effect immediately prior to the record date for such distribution

CR’ =	the conversion rate in effect immediately after the record date for such distribution

SPo =	the average closing price per common share for the five consecutive trading day period prior to the date on which common shares traded on such date settles regular-way on the record date for such distribution

C =	the amount in cash per share we distribute to holders of our common shares as a regular cash dividend in the applicable fiscal quarterly period

      For the purposes of this prospectus supplement, “regular cash dividends” means the regular, fixed quarterly cash dividends as declared by our Board of Trustees as part of our dividend payment practice or stated cash dividend policy then in effect, whether publicly announced or not, and does not include any other dividends or distributions (such as any dividends designated by our Board of Trustees as extraordinary, special or otherwise nonrecurring).

      (5) If we or any of our subsidiaries purchase our common shares pursuant to a tender offer, the conversion rate will be increased based on the following formula:

CR’ = CR o ×	AC + (SP’ × OS’) OS o × SP’

      where:

      CRo = the conversion rate in effect on the date such tender offer expires

      CR’ = the conversion rate in effect on the day next succeeding the date such tender offer expires

AC =	the aggregate value of all cash and any other consideration (as determined by our Board of Trustees) paid for shares purchased in such tender offer

OSo =	the number of shares of our common stock outstanding immediately prior to the date such tender offer expires

OS’ =	the number of our common shares outstanding immediately after the date such tender offer expires

SP’ =	the average closing price of our common shares for the five days commencing on the trading day next succeeding the date such tender offer expires

      If however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

      The holders of notes will receive upon conversion of the notes into common shares, the rights under any future rights agreement we may adopt, whether or not the rights have separated from the common shares at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged.

      In the event of:

•	any reclassification of our common shares;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in which holders of our outstanding common shares would be entitled to receive stock, other securities, other property, assets or cash for their common shares, holders of notes will generally be entitled to convert their notes, subject to the conditions described above, into the same type of consideration received by common shareholders immediately prior to one of these types of events.

      You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. See “Additional Federal Income Tax Considerations — Adjustment of Conversion Rate.”

      We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our Board of Trustees determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also increase the conversion rate to avoid or diminish income tax to holders of our common shares in connection with a dividend or distribution of shares or similar event.

Optional Redemption

      No sinking fund is provided for the notes. Prior to May 15, 2009, we cannot redeem the notes at our option. Beginning on May 15, 2009, we may redeem the notes at our option, at any time in whole or from time to time in part, for cash at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest up to but not including the date of redemption. We will give not less than 15 days nor more than 60 days notice of redemption by mail to holders of notes.

      If the redemption date is on or after an interest record date but on or prior to the related interest payment date, interest will be paid on the interest payment date to the record holder on the relevant record date.

      If we redeem less than all of the outstanding notes, the trustee shall select the notes to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of Notes at the Option of the Holder

      General. On May 15, 2009, May 15, 2014 and May 15, 2019, each holder may require us to purchase any outstanding notes for which such holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the fifth business day prior to the purchase date.

      We will purchase each outstanding note for which such holder has properly delivered and not withdrawn a written purchase notice at a purchase price equal to 100% of the principal amount of such note, together with accrued and unpaid interest up to but not including the redemption date. If the purchase date is on or after an interest record date but on or prior to the related interest payment date, interest will be paid on the interest payment date to the record holder on the relevant record date.

      We are required to pay the purchase price in cash. Notwithstanding the foregoing, upon the occurrence of an Accounting Event, we may elect to pay the purchase price in common shares valued at the market price. See “— Election to Pay Purchase Price in Common Shares.”

      An “Accounting Event” shall be deemed to occur if: (a) the authoritative guidance promulgated by the Financial Accounting Standards Board, the SEC, or other national accounting standard setters permits the settlement of an issuer’s requirement to repurchase securities at the option of a holder thereof in shares of the issuer’s capital stock and expressly provides that shares issuable in satisfaction of such repurchase obligation shall not be taken into account for purposes of computing the issuer’s diluted earnings per share (unless and until such shares are actually issued), and such guidance remains in effect, or (b) we receive advice from a nationally recognized accounting firm that such settlement and accounting treatment are permitted.

      For a discussion of the tax treatment of a holder of such a redemption, see “Additional Federal Income Tax Considerations — Disposition.”

      Required Notices and Procedure. On a date not less than 20 business days prior to each purchase date, we will be required to give notice to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:

•	the purchase price per $1,000 principal amount of notes;

•	if an Accounting Event has occurred, whether we will pay the purchase price for the notes in cash, common shares or any combination thereof, specifying the applicable percentages of each;

•	if an Accounting Event has occurred and we elect to pay in common shares, the method for calculating the market price of our common shares; and

•	the procedures that holders must follow to require us to purchase their notes.

      Simultaneously with our notice of purchase, we will disseminate a press release containing this information through any two of the following four news services: Reuter’s Economic Services, Bloomberg Business News, PR Newswire and Dow Jones & Company Inc. We will also publish this information on our website or through such other public medium as we may use at that time.

      The purchase notice given by each holder electing to require us to purchase notes must be given so as to be received by the paying agent no later than the close of business on the fifth business day prior to the purchase date and must state:

•	the aggregate principal amount of notes to be purchased;

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes; and

•	if an Accounting Event has occurred and we elect, pursuant to the notice we are required to give, to pay any or all of the purchase price in common shares, but instead must pay the purchase price entirely in cash because one or more of the conditions to payment of any or all of the purchase price in our common shares (described below in “— Election to Pay Purchase Price in Common Shares”) is not satisfied prior to the close of business on the purchase date, whether such holder elects:

(i)	to withdraw the purchase notice as to some or all of the notes to which it relates, stating the principal amount of the notes as to which such withdrawal shall relate; or

(ii)	to receive cash in such event in respect of the entire purchase price for all notes or portions of notes subject to such purchase notice.

If the holder fails to indicate in the purchase notice and in any written notice of withdrawal, a choice with respect to the election described in this bullet point, the holder will be deemed to have elected to receive cash in respect of the entire purchase price for all notes subject to the purchase notice in these circumstances.

      A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

•	the aggregate principal amount of the notes being withdrawn; and

•	the aggregate principal amount, if any, of the notes that remain subject to the purchase notice.

      In connection with any purchase offer, we will comply in all material respects with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may then apply; and file Schedule TO or any other required schedule under the Exchange Act.

      We will cause the purchase price for the note to be paid promptly following the purchase date. If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. After the note ceases to be outstanding, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

      The terms of our then-existing borrowing agreements may limit our ability to purchase notes with cash.

      We may not purchase any notes at the option of holders if an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes, has occurred and is continuing.

      Election to Pay Purchase Price in Common Shares. If an Accounting Event has occurred and we elect to pay the purchase price in our common shares, the number of common shares to be delivered by us will be equal to the portion of the purchase price to be paid in common shares divided by the market price.

      We will pay cash based on the market price for all fractional common shares in the event we elect to deliver common shares in payment of the purchase price.

      The “market price” of our common shares on any purchase date means the average of the closing sale prices of our common shares for the five trading day period ending on the third business day (if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day immediately prior thereto) prior to such purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events with respect to our common shares that would result in an adjustment of the conversion rate.

      Because the market price of our common shares is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of our common shares to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in our common shares only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

      Upon determination of the actual number of common shares issuable in accordance with the foregoing provisions, we will disseminate a press release containing this information through any two of the following four news services: Reuter’s Economic Services, Bloomberg Business News, PR Newswire and Dow Jones & Company Inc. We will also publish this information on our website or through such other public medium as we may use at that time.

      Our right to purchase notes with our common shares is subject to our satisfying various conditions, including:

•	the occurrence of an Accounting Event;

•	the authorization for quotation of such common shares on the Nasdaq National Market, or the listing of such common shares on the principal U.S. securities exchange on which our common shares are then listed;

•	the registration of our common shares under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities laws or the availability of an exemption from such qualification and registration.

      If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of such holder entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

Change in Control Requires Purchase of Notes by Us at the Option of the Holder

      In the event of a “change in control,” as defined below, each holder will have the right subject to the terms and conditions of the indenture, to require us to purchase all or any portion of the holder’s notes, in integral multiples of $1,000 principal amount. The purchase price for such note will equal the aggregate principal amount of such note plus the accrued interest to but excluding the date of purchase. We will be required to purchase the notes as of the date that is 45 business days after the occurrence of the change in control. We refer to this date in this prospectus supplement as the “change in control purchase date.”

      We are required to pay the purchase price in cash. Notwithstanding the foregoing, upon the occurrence of an Accounting Event, we may elect to pay the purchase price in cash or our common shares valued at the market price or a combination thereof. See “— Purchase of Notes at the Option of the Holder — General” and “— Purchase of Notes at the Option of the Holder — Election to Pay Purchase Price in Common Shares.”

      Within 30 days after a change in control occurs, we must mail a notice regarding the change in control to the trustee, to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law. The notice must state, among other things:

•	the events causing a change in control;

•	the date of the change in control;

•	the last date on which a holder may exercise the purchase right;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion price and any adjustments to the conversion price;

•	that notes with respect to which a change in control purchase notice has been given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice to the paying agent so that it is received by the paying agent no later than the close of business on the fifth business day prior to the change in control purchase date. The purchase notice must state:

•	the portion of the aggregate principal amount of notes to be purchased; and

•	that we are to purchase such notes pursuant to the applicable provisions of the notes.

      A holder may withdraw any change in control purchase notice by delivering a written notice of withdrawal to the paying agent so that it is received by the paying agent prior to the close of business on the business day immediately preceding the change in control purchase date. The notice of withdrawal must state:

•	the aggregate principal amount being withdrawn; and

•	the aggregate principal amount, if any, of the notes that remain subject to a change in control purchase notice.

      We will cause the change in control purchase price for such note to be paid promptly following the change in control purchase date. If the paying agent holds money sufficient to pay the change in control purchase price of the note on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. After the note has ceased to be outstanding, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

      Under the indenture, a “change in control” is deemed to have occurred at such time as:

•	any “person” or “group” within the meaning of Section 13(d) of the Exchange Act, including our affiliates and associates, other than us, our subsidiaries or our employee benefit plans, files a Schedule 13D or Schedule TO, or any successor schedule, form or report under the Exchange Act, disclosing that such person has become the beneficial owner of greater than 50% of the voting power of our common shares or other capital stock into which our common shares are reclassified or changed, with certain exceptions; or

•	any share exchange, consolidation or merger is consummated pursuant to which our common shares would be converted into cash, securities or other property, in each case other than any share exchange, consolidation or merger of our company in which the holders of our common shares immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

      A change in control will not be deemed to have occurred in respect of any of the foregoing, however, if:

•	the last reported sale price of our common shares for any five trading days within the five consecutive trading days ending immediately before the later of the change of control or the public announcement thereof, equals or exceeds 105% of the applicable conversion price of the notes immediately before the change of control or the public announcement thereof; or

•	at least 90% of the total consideration paid or exchanged for our shares is in the form of capital stock of the acquiror or successor entity which is, or will be upon consummation of the change of control transaction, quoted on the Nasdaq National Market or traded on a national exchange.

      For purposes of the above paragraph the term “capital stock” means, with respect to any person, any and all shares (including ordinary shares or American Depositary Shares), interests, participations, or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

      The indenture does not permit our Board of Trustees to waive its obligation to purchase notes at the option of holders in the event of a change in control.

      In connection with any purchase offer in the event of a change in control, we will:

•	comply in all material respects with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

      The change in control purchase feature of the notes may in certain circumstances make more difficult or discourage a takeover of our company. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate common shares;

•	to obtain control of our company by means of a merger, tender offer, solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

      Instead, the change in control purchase feature is a standard term contained in other note offerings that have been marketed by the underwriter. The terms of the change in control purchase feature resulted from our negotiations with the underwriter.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of the REIT’s, the Partnership’s or its subsidiaries’ outstanding indebtedness.

      We may not purchase notes at the option of holders upon a change in control if an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes, has occurred and is continuing.

Certain Covenants

      Restriction on Senior Indebtedness. As long as the notes are outstanding, we have agreed that, other than (i) Indebtedness payable to the REIT and (ii) currently outstanding unsecured Indebtedness payable to third parties, the amount of which is currently $4.4 million, or Indebtedness (not to exceed $4.4 million) issued in exchange for, or the net proceeds of which are used to refinance, refund, repay or defease, currently outstanding unsecured Indebtedness payable to third parties, or any refinancings thereof in an amount not to exceed the amount so refinanced, refunded, repaid or defeased (plus premiums, accrued interest, fees and expenses), neither the Partnership nor its subsidiaries will issue unsecured Indebtedness or guarantee unsecured Indebtedness, unless the notes will rank pari passu, or equally, with such Indebtedness. In addition, the Partnership will not issue, other than to the REIT, preferred units of partnership interest in the Partnership, unless the notes will rank senior to any such preferred units. If the Partnership were to guarantee unconditionally the notes, that guarantee shall be deemed to satisfy the foregoing obligations.

      Existence. Except as described under “Description of Debt Securities — Consolidation, Merger, Sale of Assets” in the accompanying prospectus, we are required to do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence and franchises; provided, however, that we are not obligated to preserve any right or franchise if we determine that the preservation thereof is no longer desirable in the conduct of our business and that the loss thereof is not disadvantageous in any material respect to the holders of the notes.

      Maintenance of Properties. We will cause all of our material properties used or useful in the conduct of our business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in our judgment may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times.

      Insurance. We will, and will cause each of our subsidiaries to, keep all of our insurable properties adequately insured against loss or damage with insurers of recognized responsibility in commercially reasonable amounts and types.

      Payment of Taxes and Other Claims. We will pay or discharge or cause to be paid or discharged, before the same shall become delinquent,

•	all material taxes, assessments and governmental charges levied or imposed upon us or any subsidiary or upon our or any of our subsidiaries’ income, profits or property, and

•	all material lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or the property of any of our subsidiaries, unless such lien would not have a material adverse effort upon such property;

provided, however, that we shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or for which we have set apart and maintain an adequate reserve.

      Provision of Financial Information. If we are required to file reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, we will file such reports by the required date and, within 15 days of such date, deliver copies of all such reports to the trustee for and transmit a copy to each holder of notes. If we are not required to file reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, we will deliver to the trustee and transmit to each holder of notes reports that contain substantially the same kind of information that would have been included in annual and quarterly reports filed with the SEC had we been required to file such reports such information to be delivered or transmitted within 15 days after the same would have been required to be filed with the SEC had we been required to file such reports.

      Notwithstanding the foregoing, if we are not required to file reports with the SEC because information about us is contained in the reports filed by another entity with the SEC, the delivery to the trustee for the notes of the reports filed by such entity with the SEC and the transmittal by mail to all holders of the notes of each annual and quarterly report filed with the SEC by such entity within the time periods set forth in the preceding sentence shall be deemed to satisfy our obligations to provide financial information under the applicable provisions of the indenture.

      As used herein:

      “Indebtedness” means all of a Person’s liabilities, obligations and indebtedness to any Person of any and every kind and nature, whether primary, secondary, direct, indirect, absolute, contingent, fixed or otherwise, heretofore, now and/or from time to time hereafter owing, due or payable, however evidenced, created, incurred, acquired or owing and however arising, whether under written or oral agreement, by operation of law or otherwise. Without in any way limiting the generality of the foregoing, Indebtedness specifically includes (i) indebtedness for borrowed money, (ii) obligations evidenced by bonds, notes, notes or other similar instruments, (iii) obligations to pay the deferred purchase price of property or services, (iv) obligations as lessee under leases which shall have been or should be, in accordance with GAAP, recorded as capital leases, (v) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (i) through (iv) above, and (vi) liabilities in respect of unfunded vested benefits under plans and multiemployer plans covered by Title IV of ERISA.

      “Person” means and includes an individual, a partnership, a joint venture, a corporation (whether or not for profit), a limited liability company, a trust, an unincorporated organization, a government or any department or agency thereof or any other entity or organization.

Default Provisions

      Events of Default. In addition to those events of default described in the accompanying prospectus under the heading “Description of Debt Securities — Default Provisions — Events of Default,” an event of default with respect to the notes shall occur if we default in our obligation to convert any note into our common shares upon exercise of a holder’s conversion right and continuance of such default for 10 business days.

      Waiver of Default. In addition, the holders of not less than a majority in aggregate principal amount of the outstanding notes may waive an existing default as described in the accompanying prospectus under the heading “Description of Debt Securities — Default Provisions — Waiver of Default” with respect to the notes and its consequences, other than:

•	any default in any payment of redemption price, repurchase price or change of control purchase price with respect to any of the notes; or

•	any default that constitutes a failure to convert any note in accordance with its terms and the terms of the indenture.

      Our obligations under the indenture are not intended to provide credit rights in amounts in excess of the principal amount plus accrued and unpaid interest.

      Modifications and Amendments. In addition to those provisions described in the accompanying prospectus under the heading “Description of Debt Securities — Modifications and Amendments,” the

indenture, including the terms and conditions of the notes, cannot be modified or amended without the consent of the holder of each outstanding note to:

•	reduce the redemption price, repurchase price or change of control purchase price of the notes;

•	make any change that adversely affects the right to convert the notes into our common shares; and

•	make any change that adversely affects the right to require us to purchase a note.

Book-Entry Form

      We have established a depositary arrangement with DTC, which, for purposes of this section, we refer to as the depositary, with respect to the notes, the terms of which are summarized below. Upon issuance, the notes will be represented by a single global security and will be deposited with, or on behalf of, the depositary and will be registered in the name of the depositary or a nominee of the depositary. No global security may be transferred except as a whole by a nominee of the depositary to the depositary or to another nominee of the depositary, or by the depositary or such nominee to a successor of the depositary or a nominee of such successor.

      As long as the depositary or its nominee is the registered owner of a global security, the depositary or its nominee, as the case may be, will be the sole holder of the notes for all purposes under the indenture. Except as otherwise provided in this section, the beneficial owners of the global security or securities representing the notes will not be entitled to receive physical delivery of certificated notes and will not be considered the holders thereof for any purpose under the indenture, and no global security representing the notes shall be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of the depositary and, if such beneficial owner is not a “participant” (as defined below), on the procedures of the participant through which such beneficial owner owns its interest in order to exercise any rights of a holder under such global security or the indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such laws may impair the ability to transfer beneficial interests in a global security representing the notes.

      The global security representing the notes will be exchangeable for certificated notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if

•	the depositary notifies us that it is unwilling or unable to continue as depositary for the global securities or the depositary ceases to be a clearing agency registered under the Exchange Act (if so required by applicable law or regulation) and, in each case, a successor depositary is not appointed by us within 90 days after we receive such notice or become aware of such unwillingness, inability or ineligibility;

•	we, in our discretion, determine that the global security shall be exchangeable for certificated notes; or

•	there shall have occurred and be continuing an event of default under the indenture with respect to the notes and beneficial owners representing a majority in aggregate principal amount of the notes represented by the global security advise the depositary to cease acting as depositary. Upon any such exchange, the certificated notes shall be registered in the names of the beneficial owners of the global security representing the notes, which names shall be provided by the depositary’s relevant participants (as identified by the depositary) to the securities registrar.

      The information below concerning the depositary and the depositary’s system has been furnished by the depositary, and we take no responsibility for the accuracy thereof. The depositary will act as securities depository for the notes.

      The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities that its participants, which we refer to as participants, deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of the depositary, which we refer to as direct participants, include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the depositary’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, which we refer to as indirect participants. The rules applicable to the depositary and its participants are on file with the SEC.

      Purchases of notes under the depositary’s system must be made by or through direct participants, which will receive a credit for such notes on the depositary’s records. The ownership interest of each actual purchaser of each note represented by a global security, who we refer to as beneficial owners, is in turn to be recorded on the direct participants’ and indirect participants’ records. Beneficial owners will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owner entered into the transaction. Transfers of ownership interests in a global security representing the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of a global security representing the notes will not receive certificated notes representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

      To facilitate subsequent transfers, the global security representing the notes which is deposited with, or on behalf of, the depositary is registered in the name of the depositary’s partnership nominee, Cede & Co. The deposit of the global security with, or on behalf of, the depositary and its registration in the name of Cede & Co. effects no change in beneficial ownership. The depositary has no knowledge of the actual beneficial owners of the global security representing the notes; the depositary’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by the depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither the depositary nor Cede & Co. will consent or vote with respect to the global security representing the notes. Under its usual procedures, the depositary mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

      Principal and/or interest payments on the global security representing the notes will be made to the depositary. The depositary’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the depositary’s records unless the depositary has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of the depositary, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest to the depositary is the responsibility of us or the paying agent; disbursement of such payments to direct participants shall be the responsibility of the depositary; and disbursement of such payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.

      If applicable, redemption notices shall be sent to Cede & Co. If less than all of the notes are being redeemed, the depositary’s practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

      The depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the depositary (or a successor securities depository). In that event, certificated notes will be printed and delivered.

Calculations in Respect of Notes

      We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the market prices of our common shares, accrued interest payable on the notes and the conversion price of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

General

      The following is a general discussion of the material U.S. federal income tax considerations applicable to initial holders of the notes. Except as specifically provided below with respect to non-U.S. holders (as described below), the discussion is limited to holders of notes that are U.S. holders and who hold the notes as capital assets. For purposes of this discussion, a U.S. holder means a beneficial owner of notes that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	any trust with respect to which

•	a U.S. court is able to exercise primary supervision over the administration of such trust; and

•	one or more U.S. persons have authority to control all substantial decisions of the trust.

      If a partnership, including an entity that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of the notes, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

      A non-U.S. holder means any beneficial owner of a note that is not a U.S. holder.

      If you are considering buying the notes, we urge you to consult your tax advisor about the particular federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the notes and the application of the U.S. federal income tax laws to your particular situation.

Interest

      A U.S. holder of the notes generally will be required to report interest earned on the notes as ordinary income in accordance with the U.S. holder’s method of tax accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. The notes are not expected to be issued with original issue discount for U.S. federal income tax purposes.

Disposition

      Upon the sale, exchange, redemption, retirement, repurchase or other disposition of a note, a U.S. holder who acquired the note upon its issuance will generally recognize capital gain or loss equal to the difference (if any) between the amount realized (other than amounts attributable to accrued but unpaid stated interest which will be taxable as ordinary income) and such U.S. holder’s tax basis in the note. The U.S. holder’s tax basis for a note generally will be the purchase price for the note. Such gain or loss shall be treated as long-term capital gain or loss if the note was held for more than one year. Subject to limited exceptions, capital losses cannot be used to offset a U.S. holder’s ordinary income.

      In certain circumstances, if you elect to require us to purchase the notes before their maturity date, we may elect to purchase the notes for cash or common shares (in addition to paying cash for accrued but unpaid interest, which will be taxable as interest). See “Description of Notes — Purchase of Notes at the

Option of the Holder.” The discussion in the preceding paragraph will apply if the purchase price of the notes consists entirely of cash. If the purchase price for the notes consists entirely of common shares (excluding cash representing accrued interest and any cash in lieu of a fractional common share), the federal income tax consequences will be as described below in “— Conversion of the Notes.”

Conversion of the Notes

      A U.S. holder generally should not recognize income, gain or loss upon conversion of the notes solely into our common shares of beneficial interest, except with respect to cash received in lieu of fractional shares or to the extent that any common shares received are considered attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income. The U.S. holder’s tax basis in the common shares received on conversion should be the same as the holder’s adjusted tax basis in the notes exchanged therefor at the time of conversion (reduced by any tax basis allocable to a fractional share), and the holding period for the common shares received on conversion should include the holding period of the notes that were converted. However, a U.S. holder’s tax basis in common shares considered attributable to accrued but unpaid interest not previously included in income shall equal the amount of such interest, and the holding period for such shares will begin on the date of conversion. Cash received in lieu of a fractional common share upon conversion of the notes into common shares will generally be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional common share generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share. The gain or loss recognized by a U.S. holder with respect to cash received in lieu of a fractional common share upon conversion of the notes into common shares will be long-term capital gain or loss if the holder held the note for more than one year at the time of such conversion.

      If we decide to satisfy the conversion obligation in part cash and part common shares, the holder will recognize gain realized in the exchange to the extent of cash received, but no loss will be recognized on such conversion. The holder’s tax basis in the common shares permitted to be received tax-free will equal the holder’s tax basis in the corresponding note less the amount of cash received plus the amount of gain recognized on the conversion. The holder’s holding period for the common shares received will include the holding period for the corresponding note. Alternatively, in the event that we decide to satisfy the conversion obligation entirely in cash, the holder will recognize gain or loss equal to the difference between the proceeds received by such holder (excluding amounts allocated to interest) and the holder’s adjusted tax basis in the note. See “— Disposition” above.

Adjustment of Conversion Rate

      The conversion rate of the notes is subject to adjustment under certain circumstances (see “Description of Notes — Conversion of Notes”). Certain adjustments to (or the failure to make such adjustments to) the conversion rate of the notes that increase a U.S. note holder’s proportionate interest in our assets or earnings and profits may result in a taxable constructive distribution to the holder, whether or not the holder ever converts the notes. This could occur, for example, if the conversion rate is adjusted to compensate holders of notes for distributions of cash or property to our shareholders. Such constructive distribution will be treated as a dividend for tax purposes, resulting in ordinary income, to the extent of our current or accumulated earnings and profits. As a result, U.S. holders of notes could have taxable income as a result of an event pursuant to which they receive no cash or property. Generally, a U.S. holder’s tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion rate of the notes that increases the proportionate interest of the holders of outstanding common shares in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common shares generally will be treated as a constructive distribution to such holders of common shares, taxable as described above.

Backup Withholding

      In general, “backup withholding” at a rate of 28% through December 31, 2010, and thereafter at a rate of 31%, may apply:

•	to any payments made of principal of and interest on the notes; and

•	to payment of the proceeds of a sale or other disposition of the notes before maturity;

if the U.S. holder is a non-corporate U.S. holder and fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

      Any backup withholding is not an additional tax and may be credited against the U.S. holder’s U.S. federal income tax liability, provided that correct information is provided to the IRS.

Non-U.S. Holders

      The rules governing the U.S. federal income taxation of non-U.S. holders are complex, and no attempt will be made herein to provide more than a summary of such rules. Prospective non-U.S. holders should consult with their own tax advisors to determine the impact of federal, state and local laws with regard to the notes.

      A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on payments of interest on a note, provided that

•	the non-U.S. holder is not:

•	a direct or indirect owner of 10% or more of the total voting power of all our voting stock;

•	a controlled foreign corporation related (directly or indirectly) to us through stock ownership; or

•	a bank whose receipt of interest on a note is pursuant to a loan agreement entered into in the ordinary course of business;

•	such interest payments are not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States; and

•	we or our paying agent receives certain information from the non-U.S. holder (or a financial institution that holds the notes in the ordinary course of its trade or business) certifying that such holder is a non-U.S. holder.

      If interest on a note is effectively connected with the conduct by a non-U.S. holder of a trade or business in the U.S., such income generally will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally (and, if realized by corporate holders, may also be subject to a 30% branch profits tax). If interest is subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding sentence, payments of such interest or of the disposition proceeds will not be subject to U.S. withholding tax so long as the non-U.S. holder provides us or the paying agent with an IRS Form W-8ECI.

      A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on the conversion of a note into our common shares. To the extent a non-U.S. holder recognizes any gain as a result of the receipt of cash (including the receipt of cash in lieu of a fractional common share upon conversion), such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common shares. To the extent that a non-U.S. holder receives upon conversion any common shares attributable to accrued but unpaid interest not previously included in income, such shares would be subject to the rules described above for interest.

      The conversion rate of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S. holders of the notes. See “ — Adjustment of Conversion Rate” above. In such case, the deemed distribution would be subject to the rules described in the accompanying prospectus regarding taxation and withholding of U.S. federal tax on dividends in respect of common shares. See “Material Federal Income Tax Consequences — Taxation of Non-U.S. Shareholders — Ordinary Dividends” in the accompanying prospectus. Any resulting withholding tax attributable to deemed dividends would be collected from interest payments made on the notes.

      Generally a non-U.S. holder will not be subject to U.S. federal income or withholding tax on gains from the sale or other taxable disposition of a note unless:

•	such gains are effectively connected with the conduct by the non-U.S. holder of a trade or business within the U.S. and, if the non-U.S. holder is entitled to the benefits under an applicable tax treaty, is attributable to a permanent establishment or a fixed base in the U.S.;

•	such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and meets certain other requirements; or

•	the non-U.S. holder is subject to backup withholding as a result of failing to provide to the selling broker evidence establishing such holder’s status as a non-U.S. holder, if required.

If the first bullet point applies, a non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain (and non-U.S. holders that are corporations may also be subject to a 30% branch profits tax), unless an applicable income tax treaty provides otherwise. If the second bullet point applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains from U.S. sources (including gains from the sale or other disposition of the notes) exceed capital losses allocable to U.S. sources. If the third bullet point applies, the non-U.S. holder generally will be subject to backup withholding in a manner similar to U.S. holders. See “— Backup Withholding.”

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated May      , 2004, we have agreed to sell to Credit Suisse First Boston LLC, as underwriter, $100,000,000 of aggregate principal amount of notes.

      The underwriting agreement provides that the underwriter is obligated to purchase all of the notes in the offering if any are purchased, other than those notes covered by the over-allotment option described below.

      We have granted to the underwriter a 30-day option to purchase up to $10,000,000 additional aggregate principal amount of notes at the public offering price less the underwriting discounts and commissions. The option may only be exercised to cover any over-allotments of notes.

      The underwriter proposes to offer the notes initially at the public offering price on the cover page of this prospectus supplement. The underwriter may allow a discount of           % of the principal amount of the notes on sales to other broker/dealers. After the public offering, the underwriter may change the public offering price and concession and discount to brokers/dealers.

      The following table summarizes the compensation and estimated expenses that we will pay:

	Per Note		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

      Subject to certain exceptions as noted below, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common shares or securities convertible into or exchangeable or exercisable for any common shares, or publicly disclose, other than by filing a registration statement, the intention to make any offer, sale, pledge or disposition, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus supplement. Our lock-up agreement contains exceptions that permit us to:

•	issue common shares or Units of the Partnership in connection with acquisitions and in connection with joint ventures and similar arrangements, as long as the recipients of those shares or Units agree not to sell or transfer those shares or Units for 90 days after the date of this prospectus supplement without the prior written consent of Credit Suisse First Boston LLC;

•	issue common shares pursuant to our current or any future dividend reinvestment and stock purchase plan;

•	issue common shares upon the exercise of outstanding options;

•	issue common shares upon redemption of Units of the Partnership; and

•	issue common shares, phantom shares and options pursuant to our benefit plans.

      Our officers and certain of our trustees have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common shares, units of the Partnership, or securities convertible into or exchangeable or exercisable for any common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 60 days after the date of this prospectus supplement, provided, however, that such lock-up period shall be 30 days from the date of this prospectus supplement with respect to any offer, sale, contract to sell, pledge or disposition of, directly or indirectly, any common shares acquired upon exercise of stock options. Common shares acquired by such parties in the open market will not be subject to the lock up agreements.

      We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect.

      The underwriter has advised us that it intends to make a market in the notes as permitted by applicable law. The underwriter will have no obligation to make a market in the notes, however, and may cease market making activities, if commenced, at any time.

      In connection with the offering the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriter of notes in excess of the number of notes the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of notes over-allotted by the underwriter is not greater than the number of notes that it may purchase in the over-allotment option. In a naked short position, the number of notes involved is greater than the number of notes in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing notes in the open market.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of notes to close out the short position, the underwriter will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which it may purchase notes through the over-allotment option. If the underwriter sells more notes than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying notes in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	In passive market making, market makers in the notes who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase our notes until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions and syndicate covering transactions may cause the price of the notes or our common shares to be higher than it would otherwise be in absence of these transactions. These transactions, if commenced, may be discontinued at any time.

      The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with us. The underwriter and its affiliates have received customary fees and commissions for these transactions.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

      By purchasing notes in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “— Resale Restrictions.”

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus supplement or the accompanying prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our trustees and officers as well as the experts named herein are located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

EXPERTS

      Pursuant to the Securities Act and the rules promulgated thereunder, we are required to, and have incorporated into this registration statement our Annual Report on Form 10-K for the year ended December 31, 2003. Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule contained in the 2003 Form 10-K are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

      The legality of the notes offered by this prospectus will be passed upon for us by Shaw Pittman LLP, a limited liability partnership including professional corporations. In addition, the description of federal income tax consequences contained in this prospectus supplement under “Additional Federal Income Tax Considerations” and in the accompanying prospectus under “Federal Income Tax Consequences” is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, based upon the opinion of Shaw Pittman LLP. Hunton & Williams LLP, Washington, D.C., will act as counsel to the underwriter.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at:

Public Reference Section

Securities and Exchange Commission
Room 1200
450 Fifth Street, N.W.
Washington, D.C. 20549

      Please call the SEC at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room.

      The SEC allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of our prospectus, and all information that we will later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act (Exchange Act File No. 000-23733) after the date of this prospectus supplement.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003

•	Our Current Report on Form 8-K/ A dated February 19, 1999 and filed with the SEC on March 12, 2004

•	Our Current Report on Form 8-K dated February 4, 2004 and filed with the SEC on February 6, 2004

•	Our Current Report on Form 8-K dated March 18, 2004 and filed with the SEC on March 22, 2004

•	Our Current Report on Form 8-K dated March 26, 2004 and filed with the SEC on April 7, 2004

•	Our Current Report on Form 8-K dated March 29, 2004 and filed with the SEC on March 31, 2004

•	Our Current Report on Form 8-K dated April 22, 2004 and filed with the SEC on April 26, 2004

      Copies of these filings are available at no cost on our website, www.capitalautomotive.com. Amendments to these filings will be posted to our website as soon as reasonably practicable after filing with the SEC. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Ms. Lisa M. Clements

Capital Automotive REIT
8270 Greensboro Drive
Suite 950
McLean, Virginia 22102
(703) 288-3075

      Our prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in our prospectus supplement and the accompanying prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may get copies of the exhibits by contacting the person named above.